Exhibit 99.1

Press Release

Biophytis Announces Closing of ADS Offering on Nasdaq Capital Market

•	ADS Offering of $20.1 million in gross proceeds closed on February 12, 2021.

•	Biophytis’s ADSs began trading on the Nasdaq Capital Market on February 10, 2021.

Paris (France), Cambridge (Massachusetts, United States), February 15, 2021, 8 a.m. CET – Biophytis (NasdaqCM: BPTS; Euronext Growth Paris: ALBPS) (“Biophytis” or the “Company”), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging and improve functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19, today announces the closing of its previously announced initial public offering on the Nasdaq Capital Market by way of a capital increase of 12,000,000 new ordinary shares represented by 1,200,000 American Depositary Shares (“ADSs”), with each ADS representing 10 ordinary shares, at an offering price of $16.75 per ADS (the “Offering”).

The gross proceeds to Biophytis from the Offering are approximately $20.1 million (€16.58 million) and the aggregate net proceeds to Biophytis, after deducting underwriting discounts and commissions, management fee, and other offering expenses payable by the Company, will be approximately $16.35 million (€13.49 million). All of the securities sold in the Offering were offered by Biophytis.

H.C. Wainwright & Co. acted as sole book-running manager for the Offering.

Biophytis has granted H.C. Wainwright & Co. a 30-day option to purchase up to an additional 180,000 ADSs at the initial public offering price per ADS.

Biophytis’ ordinary shares are listed on Euronext Growth under the ticker symbol “ALBPS”. Biophytis’ ADSs began trading on the Nasdaq Capital Market on February 10, 2021, under the ticker symbol “BPTS”.

Documentation

A registration statement relating to the ADSs sold in the Offering has been filed with, and declared effective by the U.S. Securities and Exchange Commission (“SEC”) on February 9, 2021. The Offering is being made only by means of a prospectus, a copy of which may be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by telephone at (646) 975-6996 or e-mail at placements@hcwco.com or on the SEC’s website at SEC.gov.

This press release shall not, and is not intended to, constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

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About Biophytis

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that slow the degenerative processes associated with aging and improve functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19.

The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on the Euronext Growth Paris market (Ticker: ALBPS -ISIN: FR0012816825). The Company’s ADSs are listed on the Nasdaq Capital Market under the ticker symbol “BPTS”.

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. These forward-looking statements include certain statements regarding the expected net proceeds from the Offering as well as its business, including its prospects and product development. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, the statements contained in such forward-looking statements are subject to various risks and uncertainties including, without limitation, risks associated with market conditions and the consummation of the Offering, risks inherent in the development and/or commercialization of potential products, the outcome of its studies, uncertainty in the results of pre-clinical and clinical trials or regulatory approvals, the need and ability to obtain future capital, maintenance of intellectual property rights, and other risk factors described under “Risk Factors” in Biophytis’ registration statement relating to the initial public offering. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

No communication or information relating to the Offering by Biophytis may be transmitted to the public in a country where there is a registration obligation or where an approval is required. The issuance of the securities of the Company may be subject to legal and regulatory restrictions in certain jurisdictions; none of Biophytis and the bank involved in the Offering assumes any liability in connection with the breach by any person of such restrictions.

This press release is not a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council as supplemented by Commission Delegated Regulation (EU) 2019/980 (the “Prospectus Regulation”).

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to any securities of Biophytis in any country. This press release is not an offer to the public, an offer to subscribe or designed to solicit interest for purposes of an offer to the public in any jurisdiction, including France.

No action has been taken or will be taken to permit a public offering of the securities referred to in this press release requiring the publication of a prospectus in any Member States of the European Economic Area, including France (the “Member States”). Therefore, such securities may not be and shall not be offered in any Member State other than in accordance with the exemptions of Article 1(4) of the Prospectus Regulation or, otherwise, in cases not requiring the publication by Biophytis of a prospectus under Article 3 of the Prospectus Regulation and/or the applicable regulations in such Member State.

This press release and the information it contains are being distributed to and are only intended for persons who are (x) outside the United Kingdom or (y) in the United Kingdom who are qualified investors (as defined in the Prospectus Regulation as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018) and are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) high net worth entities and other such persons falling within Article 49(2)(a) to (d) of the Order (“high net worth companies”, “unincorporated associations”, etc.) or (iii) other persons to whom an invitation or inducement to participate in investment activity (within the meaning of Section 21 of the Financial Services and Market Act 2000) may otherwise lawfully be communicated or caused to be communicated (all such persons in (y)(i), (y)(ii) and (y)(iii) together being referred to as “Relevant Persons”). Any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities to which this press release relates will only be engaged with Relevant Persons. Any person who is not a Relevant Person should not act or rely on this press release or any of its contents.

Biophytis Investor Relations Contact	Media Contact

Evelyne Nguyen – CFO	LifeSci Advisors

Evelyne.nguyen@biophytis.com	Sophie Beaumont

sophie@lifesciadvisors.com
Mobile: +33 (0)6 27 74 74 49

Investor Relations

LifeSci Advisors, LLC

Sandya von der Weid

E: svonderweid@lifesciadvisors.com

T: +41 78 680 05 38
32 84 78